REUTERS 19/11
by Nathalie Meistermann and Julien Ponthus
PARIS, 18 November (Reuters) – With Wavecom’s works council supporting its takeover bid, Gemalto “completely” rules out the possibility of increasing its offer for the wireless communications specialist, CEO Olivier Piou stated on Tuesday.
In an interview with Reuters, he also confirms his financial targets for 2008 and 2009, saying that there are no signs of a slowdown in the company’s markets for the time being.
He maintains that the offer of €7 per share is attractive, valuing Wavecom at around €110 million.
“What I completely rule out is increasing my offer. The price was carefully weighed up. I could have lowered it with the catastrophic third-quarter results and I could have lowered it with the fall in the share price”, he explains.
“I have not lowered it but I am not going to increase it either. This is a particularly attractive offer in the current difficult climate”, he states.
In its report of 14 November in response to the smart card manufacturer’s takeover bid, Wavecom’s board of directors reiterated its opposition to the deal, believing that its terms “clearly undervalue Wavecom”.
However, in the same report, Wavecom’s works council states that “contrary to the opinion expressed by the company’s board of directors and subject to maintaining jobs and technological investment within the company, the works council believes that the offer presented by Gemalto is favourable to the development of the company”.
Gemalto’s CEO is harsh in his view of the target company’s management team. “We are dealing with a management team and a board of directors that have lost all credibility due to the facts, their falling earnings, the sliding share price and the non-existent outlook”, he comments.
THE OFFER COULD BECOME FRIENDLY
Olivier Piou does not think that a rival offer will be made but does not rule out the possibility of the unsolicited takeover bid becoming “friendly”. “It is enough that the board of directors realises that there will not be a rival bid and the offer will not be increased”, he notes.

If the takeover bid – which opened on 28 October and closes on 15 December – does not succeed, “we will take back our money”, he asserts.
“We are going to invest part of it in developing our own M2M (machine-to-machine wireless communication) business (...) and (with) the other part we will be very happy to buy back our shares or to pay our shareholders a dividend”.
He reiterates that Gemalto’s three priorities in terms of using its cash are: 1) “to achieve organic growth”; 2) “to carry out targeted acquisitions that are not too large”; 3) “to give money back to our shareholders”.
When asked about the economic climate, Mr Piou states that “the company is currently performing very well and continuing to expand”. “Financial market upheavals have resulted in limited visibility but this is the case for everyone, not just in our market”.
“At present, we cannot see any signs of a slowdown due to the economic crisis (...) We reiterate our guidance for 2008, as well as our guidance for 2009 with operating margin of over 10%”, confirms Gemalto’s CEO.
The manufacturer has set itself a target of revenue growth of 8-12% and adjusted operating profit of around €160 million in 2008. For 2009, it is aiming for adjusted operating margin of over 10% compared with 5.1% in 2007. /NIM
     This news article is for informational purposes only and is not an offer to buy or a solicitation of an offer to sell any securities of Wavecom S.A. The terms and conditions of the U.S. Offer are set forth in the U.S. Offer to Purchase dated October 28, 2008 and the related materials, as amended, that Gemalto filed with the U.S. Securities and Exchange Commission (the “Commission”) on Schedule TO. The terms and conditions of the International Offer are set forth in the Note d’Information, as amended, that Gemalto filed with the French Autorité des marchés financiers (the “AMF”), and on which the AMF affixed its visa n° 08-225 on October 24, 2008, in accordance with its conformity decision of October 24, 2008. Wavecom securityholders and other investors are urged to read carefully such offer materials (as updated and amended) prior to making any decisions with respect to the Offers because these documents contain important information, including the terms and conditions of the Offers. Wavecom securityholders and other investors can obtain copies of these tender offer materials and any other documents filed with the Commission from the Commission’s website (www.sec.gov) and with the AMF from the AMF’s website (www.amf-france.org), in each case without charge. Such materials filed by Gemalto will also be available for free at Gemalto’s website (www.gemalto.com).
     Questions and requests for assistance regarding the U.S. offer may be directed to the Information Agent, Georgeson Inc. (the “Information Agent”) (199 Water Street, 26th Floor New York, NY 10038-3650; U.S. Toll Free Number for holders of Wavecom securities in the United States: (800) 257-5271; U.S. Number for banks and brokers: (212) 440-9800). Requests for additional copies of the U.S. offer documents and other materials may be directed to the Information Agent and will be furnished promptly at Gemalto’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the U.S. Offer.
     The publication or distribution of this news article may be subject to statutory or regulatory restrictions in certain countries. The news article is not addressed to individuals subject to such restrictions, either directly or indirectly. Receipt of this news article does not constitute an offer in countries where a tender offer or an offer of securities would be illegal.